SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                          (Amendment No. _____)<1>

                                ABC-NACO Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 000 752 105
   ----------------------------------------------------------------------
                               (Cusip Number)

                             John M. Lison, Esq.
                                ABC-NACO Inc.
                           100 West Monroe Street
                                 Suite 1010
                           Chicago, Illinois 60603
   ----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 19, 1999
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 57 pages)

   <1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment con-taining information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

    CUSIP NO. 000 752 105               13D                Page 2 of 57 pages


      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              JOSEPH A. SEHER

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            OO - See Item 3.

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           2,515,857 Shares

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          2,436,000 Shares

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         2,385,357 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            2,566,500 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,951,857 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.0%

      14    TYPE OF REPORTING PERSON*

            IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 000 752 105               13D                Page 3 of 57 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MARY BETH SEHER

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            OO - SEE ITEM 3.

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- SHARES

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          2,436,000 SHARES

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         -0- SHARES

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            2,436,000 SHARES

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            2,436,000 SHARES

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.3%

      14    TYPE OF REPORTING PERSON*

            IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 000 752 105               13D                Page 4 of 57 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              AMY MARIE SEHER TRUST

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            OO - SEE ITEM 3.

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          1,218,000 SHARES

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         -0- SHARES

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            1,218,000 SHARES

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            1,218,000 SHARES

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%

      14    TYPE OF REPORTING PERSON*

            OO - SEE ITEM 2.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 000 752 105               13D                Page 5 of 57 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              DEBORAH JILL SEHER TRUST

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            OO - SEE ITEM 3.

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- SHARES

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          1,218,000 SHARES

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         -0- SHARES

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            1,218,000 SHARES

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            1,218,000 SHARES

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%

      14    TYPE OF REPORTING PERSON*

            OO - SEE ITEM 2.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to shares of common stock, par value $.01 per share (the "ABC-NACO Common Stock"), of ABC-NACO Inc., a Delaware corporation formerly known as ABC Rail Products Corporation ("ABC-NACO"). The principal executive offices of ABC-NACO are located at 2001 Butterfield Road, Suite 502, Downers Grove, Illinois 60515.

   ITEM 2.   IDENTITY AND BACKGROUND.

        (a) This statement is being filed by: Joseph A. Seher ("Mr. Seher"); the Amy Marie Seher Trust (the "AMS Trust"); the Deborah Jill Seher Trust (the "DJS Trust"); and Mary Beth Seher ("Mrs. Seher"), the trustee for the AMS Trust and the DJS Trust (all of such reporting persons are collectively referred to herein as the "Reporting Persons").

             Mr. Seher and Mrs. Seher are married and, as such, Mr. Seher may be deemed to beneficially own the shares of ABC-NACO Common Stock beneficially owned by Mrs. Seher. In addition, because of Mr. and Mrs. Seher's relationship, the Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the Reporting Persons, however, expressly disclaims the existence of a "group" with respect to each Reporting Person's ownership of shares of ABC-NACO Common Stock.

        (b) The address of each of the Reporting Persons is c/o ABC-NACO Inc., 2001 Butterfield Road, Downers Grove, Illinois 60515.

        (c) Mr. Seher's principal occupation is as Chief Executive Officer of ABC-NACO. See Item 1 for the location of ABC-NACO's principal executive offices. ABC-NACO is a supplier of technologically advanced products and services for the railroad industry.

             Mrs. Seher is not currently employed.

             The AMS Trust and the DJS Trust are each irrevocable trusts.

        (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

        (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Mr. Seher and Mrs. Seher are each citizens of the United States. The AMS Trust and the DJS Trust are each trusts formed under the laws of the State of Illinois.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 19, 1999, ABCR Acquisition Subsidiary, Inc. ("ABCR"), a Delaware corporation and a wholly subsidiary of ABC Rail Products Corporation, a Delaware corporation ("ABC"), merged with and into NACO, Inc. ("NACO"), a Delaware corporation (the "Merger"). The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of September 17, 1998, as amended and restated as of December 10, 1998, and as further amended as of February 16, 1999 (the "Merger Agreement"), between NACO, ABC and ABCR. At the time of the Merger, ABC changed its name to "ABC-NACO Inc."

        Pursuant to the Merger Agreement and at the time of the Merger, each outstanding share of NACO common stock, including the shares held by the Reporting Persons, was converted into 8.7 shares of ABC-NACO Common Stock.

        The foregoing is a summary description of certain terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is incorporated into this Schedule 13D by reference as Exhibit 2.1.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Each of the Reporting Persons acquired the ABC-NACO Common Stock beneficially owned by that Reporting Person in connection with the Merger and for investment purposes.

        Mr. Seher is the Chief Executive Officer and a director of ABC-NACO. In his capacities as such, Mr. Seher may from time to time consider plans or proposals which relate to or would result in the transactions described in subsections (a) through (j) inclusive of
   Item 4 of Schedule 13D.

        Except as described in this Schedule 13D or in the documents referred to herein, none of the Reporting Persons has any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive of
   Item 4 of Schedule 13D.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        The share ownership percentages described in this Schedule 13D are based on 18,356,444 shares of ABC-NACO Common Stock being outstanding as of the date hereof. That number was derived from ABC's Proxy Statement/Prospectus dated January 21, 1999 relating to the Merger, which reported that 8,976,304 shares of ABC-NACO Common Stock were outstanding as of December 21, 1998 (the record date for the

   Merger) and that 9,380,140 shares of ABC-NACO Common Stock would be issued in the Merger.

        (a) The aggregate number of shares and percentage of ABC-NACO Common Stock beneficially owned by each of the Reporting Persons as of the date hereof is as follows:

             (1) Mr. Seher beneficially owns 4,951,857 shares of ABC-NACO Common Stock, constituting approximately 27.0% of the outstanding ABC-NACO Common Stock. 2,515,857 of such shares are owned directly by Mr. Seher and the remaining 2,436,000 shares are owned indirectly through Mrs. Seher in her capacity as the sole trustee of the AMS Trust and the DJS Trust.

             (2) Mrs. Seher beneficially owns 2,436,000 shares of ABC-NACO Common Stock. 1,218,000 of such shares are owned by the AMS Trust and the remaining 1,218,000 of such shares are owned by the DJS Trust. Mrs. Seher is the sole trustee for both trusts.

             (3)  The AMS Trust owns 1,218,000 shares of ABC-NACO Common
                  Stock.

             (4)  The DJS Trust owns 1,218,000 shares of ABC-NACO Common
                  Stock.

        (b) The number of shares of ABC-NACO Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, is as follows:

             (1) Mr. Seher has sole power to vote 2,515,857 shares of ABC-NACO Common Stock; sole power to dispose of 2,385,357 shares of ABC-NACO Common Stock; shared power with Mrs. Seher to vote 2,436,000 shares of ABC-NACO Common Stock; and shared power to dispose of 2,566,500 shares of ABC-NACO Common Stock (2,436,000 shares of which are shared with Mrs. Seher and 130,500 shares of which are shared with John Lison pursuant to the Warrant Agreement described in Item 6 hereof).

             (2) Mrs. Seher does not have sole power to vote or dispose of any shares of ABC-NACO Common Stock. Mrs. Seher has shared power with the AMS Trust and the DJS Trust to vote and dispose of 2,436,000 shares of ABC-NACO Common Stock.

             (3) The AMS Trust does not have sole power to vote or dispose of any shares of ABC-NACO Common Stock. The AMS Trust has shared power with Mrs. Seher to vote and dispose of 1,218,000 shares of ABC-NACO Common Stock.

             (4) The DJS Trust does not have sole power to vote or dispose of any shares of ABC-NACO Common Stock. The DJS Trust has shared power with Mrs. Seher to vote and dispose of 1,218,000 shares of ABC-NACO Common Stock.

        (c) Other than the conversion of each Reporting Person's shares of NACO common stock for shares of ABC-NACO Common Stock in the Merger as described in Item 3 hereof, there have been no transactions in the ABC-NACO Common Stock by any of the Reporting Persons in the past 60 days.

        (d) Pursuant to the Warrant Agreement, John M. Lison will have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of ABC-NACO Common Stock owned by Mr. Seher with respect to which Mr. Lison has exercised the warrant issued to him pursuant to the Warrant Agreement. See Item
   6. No other person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the other shares of ABC-NACO Common Stock beneficially owned by the Reporting Persons.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Registration Rights Agreement
   -----------------------------

        In connection with the Merger, Mr. Seher and several other affiliates of NACO (collectively, the "Holders") entered into a registration rights agreement with ABC-NACO dated as of February 19, 1999 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, on or after August 18, 1999, Holders holding at least two percent of the then outstanding shares of ABC-NACO Common Stock may demand that ABC-NACO file a registration statement under the Securities Act of 1933 for a public offering of the shares of ABC-NACO Common Stock covered by the Registration Rights Agreement (the "Registrable Securities"), provided that the demand registration relates to at least 360,000 Registrable Securities. The Registrable Securities include the shares of ABC-NACO Common Stock beneficially owned by each of the Holders. In addition, the Holders are entitled to piggyback registration rights under circumstances where ABC-NACO proposed to register shares of ABC-NACO Common Stock in a public offering. The Holders are limited to two demand registrations and one piggy-back registration, subject to certain exceptions. The Registration Rights Agreement terminates on its sixth anniversary, subject to earlier termination for any Holder eligible to sell Registrable Securities in accordance with Rule 145(d)(2) or (3) under the Securities Act of 1933.

        The foregoing description of the Registration Rights Agreement is a summary description only and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 10.1.

   Warrant Agreement
   -----------------

        Mr. Seher entered into a Warrant Agreement, dated as of August 15, 1998 (the "Warrant Agreement"), with John M. Lison, the Issuer's Executive Vice President Treasury, Corporate Development and Secretary. Pursuant to the Warrant Agreement, Mr. Lison was granted a warrant to purchase up to 130,500 shares of ABC-NACO Common Stock directly owned by Mr. Seher at an exercise price of $100.00 per share (plus $8.00 per share as consideration for Mr. Seher entering into the Warrant Agreement). The Warrant Agreement terminates on the earlier of July 31, 2001 or the date on which the warrant issued thereunder is exercised in full. During the term of the Warrant Agreement, Mr. Seher will have authority to vote, in his sole discretion, and will receive all dividends with respect to, the unexercised shares of ABC-NACO Common Stock subject to the Warrant Agreement.

        The foregoing description of the Warrant Agreement is a summary description only and is qualified in its entirety by reference to the Warrant Agreement, which is attached hereto as Exhibit 10.2.

   Trust Agreements
   ----------------

        1,218,000 shares of the ABC-NACO Common Stock beneficially owned by Mr. Seher are held in the AMS Trust for the benefit of Amy Marie Seher, Mr. Seher's daughter, pursuant to a Trust Agreement dated as of October 22, 1993 (the "AMS Trust Agreement"). An additional
   1,218,000 shares of the ABC-NACO Common Stock beneficially owned by Mr. Seher are held in the DJS Trust for the benefit of Deborah Jill Seher, Mr. Seher's other daughter, pursuant to a Trust Agreement dated as of October 22, 1993 (the "DJS Trust Agreement" and, together with the AMS Trust Agreement, the "Trust Agreements"). Amy Marie Seher is the sole beneficiary under the AMS Trust and Deborah Jill Seher is the sole beneficiary under the DJS Trust. Mrs. Seher is the sole trustee of the AMS Trust and the DJS Trust, and, pursuant to the Trust Agreements, has the authority, in her sole discretion, to vote the shares of ABC-NACO Common Stock subject to each such trust.

        The foregoing description of the AMS Trust Agreement and the DJS Trust Agreement is a summary description only and is qualified in its entirety by reference to the AMS Trust Agreement and the DJS Trust Agreement, which are attached hereto as Exhibits 10.3 and 10.4, respectively.

        To the best of each Reporting Person's knowledge, except as described in this Schedule 13D or in the documents referred to herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting Person and any other person with respect to any securities of ABC-NACO.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 2.1 Agreement and Plan of Merger, dated as of September 17, 1998, as amended and restated as of December 10, 1998, by and among ABC, ABCR and NACO (incorporated by reference to Exhibit 2.1 to ABC-NACO's Registration Statement on Form S-4 (Reg. No. 333-65517)).

        Exhibit 10.1 Registration Rights Agreement, dated as of February 19, 1999, by and among Mr. Seher, certain affiliates of NACO, and ABC.

        Exhibit 10.2 Warrant Agreement, dated as of August 15, 1998, between Mr. Seher and John M. Lison.

        Exhibit 10.3 Amy Marie Seher Trust Agreement, dated as of the 22nd day of October, 1993.

        Exhibit 10.4 Deborah Jill Seher Trust Agreement, dated as of the 22nd day of October, 1993.

        Exhibit 10.5  Joint Filing Agreement.

                                 SIGNATURES


        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated: February 22, 1999


                                      /s/ Joseph A. Seher
                                      -----------------------------------
                                          Joseph A. Seher


                                      /s/ Mary Beth Seher
                                      -----------------------------------
                                          Mary Beth Seher


                                      AMY MARIE SEHER TRUST


                                      By: /s/ Mary Beth Seher
                                         --------------------------------
                                            Mary Beth Seher, as Trustee


                                      DEBORAH JILL SEHER TRUST


                                      By: /s/ Mary Beth Seher
                                         --------------------------------
                                            Mary Beth Seher, as Trustee



















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